SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Final Amendment (Amendment No. 1 )*

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R 100**

(CUSIP Number)

August 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R 100 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each American Depositary Share represents 1 Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Patient Capital Trust Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,095,127 Ordinary Shares, nominal value $0.000042 per share (“Ordinary Shares”) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,127 Ordinary Shares (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (see Item 4)
12	TYPE OF REPORTING PERSON FI

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 3 of 6

This Amendment No. 1 amends and restates in its entirety the Schedule 13G filed by the Reporting Person on February 14, 2019 (as amended and restated, this “Schedule 13G”). This Amendment No. 1 is the final amendment to the Schedule 13G and is an exit filing.

Item 1(a).	Name of Issuer:

Autolus Therapeutics plc (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Forest House, 58 Wood Lane White City
London W12 7RZ, United Kingdom

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed by Woodford Patient Capital Trust Plc (the “Reporting Person”).

The principal business office of the Reporting Person is 9400 Garsington Road, Oxford OX4 2HN, United Kingdom. For the place of organization, see Item 4 of the cover page.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value $0.000042 per share (“Ordinary Shares”) represented by American Depository Shares (“ADS”), each of which represents one Ordinary Share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R 100 has been assigned to the ADS, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.”

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 4 of 6

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: The Reporting Person is eligible to file pursuant to §240.13d-1(b)(1)(ii)(J) and is an investment company authorized and regulated by the Financial Conduct Authority of the United Kingdom which is comparable to the regulatory scheme applicable to the investment companies covered by Item 3(d) above.

Item 4.	Ownership. (1)

(a)	Amount beneficially owned:

As of the date of this filing, the Reporting Person has beneficial ownership of 2,095,127 Ordinary Shares (represented by 2,095,127 ADS).

(b)	Percent of class:

Based on 44,981,860 Ordinary Shares outstanding as of June 30, 2019 as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on August 8, 2019, the Reporting Person beneficially owns approximately 4.7% of the issued and outstanding Ordinary Shares (represented by ADS) of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 2,095,127 Ordinary Shares (represented by 2,095,127 ADS)

(1) This statement is being filed by Woodford Patient Capital Trust Plc (the “Woodford Fund”) with respect to the Ordinary Shares (represented by ADS) held of record by it (the “Fund Shares”). Woodford Investment Management Ltd is the investment manager (the “Manager”) of the Woodford Fund, providing services to the Woodford Fund and Link Fund Solutions, the operator of the Woodford Fund. Pursuant to a Management Agreement between the Woodford Fund and the Manager (the “Management Agreement”), the Manager has investment discretion over securities held of record by the Woodford Fund, including, the Fund Shares. As a result, the Manager may be deemed to be the beneficial owner of such Fund Shares. Neil Woodford, as the Head of Investment for the Manager, may be deemed to beneficially own the Ordinary Shares (represented by ADS) beneficially owned by the Manager, including the Fund Shares (but expressly disclaims such beneficial ownership except to the extent of any pecuniary interest therein). However, the Woodford Fund is also a beneficial owner of such Fund Shares because, pursuant to the terms of the Management Agreement, it may give the Manager disposition instructions for the Woodford Fund’s securities, including such Fund Shares.

With respect to voting power over the Fund Shares, the Woodford Fund has executed an irrevocable proxy appointing the Manager as its sole and exclusive attorney and proxy to vote at any annual, special or adjourned meeting of the shareholders of the Issuer or any class thereof and exercise all voting and related rights (to the fullest extent that the Woodford Fund is entitled to do so) with respect to all of the shares of capital stock of the Issuer beneficially owned by it, including the Fund Shares. Accordingly, the Woodford Fund (as record holder of the shares) has no voting control over the Shares beneficially owned by it. See the Manager’s 13G with respect to securities of the Issuer, filed on August 8, 2019, for a description of an irrevocable voting proxy granted by the Manager to the Issuer with respect to specified Issuer securities above a defined threshold.

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment companies authorized and regulated by the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. 05280R 100	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 09, 2019

WOODFORD PATIENT CAPITAL TRUST PLC

by: Woodford Investment Management Ltd, its Manager

By:	/s/ Chris Martin
Name:	Chris Martin
Title:	Head of Compliance and
Authorized Signatory

This Schedule 13G is being filed by the Woodford Fund. Woodford Investment Management Ltd is the Manager of the Woodford Fund, and pursuant to the Management Agreement, shares investment discretion over securities held of record by the Woodford Fund, including the Ordinary Shares and ADS reported hereunder. Mr. Neil Woodford, as the Head of Investment for the Manager and a controlling person of the Manager, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by the Manager. The filing of this Schedule 13G shall not be deemed an admission by Mr. Woodford that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.